Mail Stop 3561

September 11, 2008

Via Fax & U.S. Mail

Mr. Stewart Halpern
Chief Financial Officer
7480 Mission Valley Road, Suite 101
San Diego, California 92108

> **Re:** **Mad Catz Interactive, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 001-14944**

Dear Mr. Halpern:

We have reviewed your response letter dated September 4, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2008

Item 9A. Controls and Procedures, page 42

1. We note from your response to our prior comment 2 that subsequent to the evaluation of disclosure controls and procedures and filing of the 2008 Form 10-K, management determined that the matters underlying the material weakness in ICFR were not as temporary or solely related to the Saitek Companies as previously concluded and as a result, management concluded that in hindsight the disclosure controls and procedures were not effective as of March 31, 2008. In light of this conclusion, please revise your Form 10-K for the year ended March 31, 2008 to revise your disclosure to indicate that disclosure controls and procedures were not effective.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

– Adoption of SAB 108, page F-13

2. We note from your response to our prior comment 5 that two of the adjustments related to differences with: 1) your former policy of ratably accruing for audit and 10-K filing fees over the fiscal year as opposed to when services were rendered; and 2) your former policy of accruing for excess sales related reserves in advance of offering them to the customers. Please explain to us when you made the changes in your accounting policy from these "former policies" to your current policies. Also, please tell us if these changes in policy were disclosed at the time you made the changes and how you accounted for the changes under SFAS No. 154 or APB 20, as applicable.

Note 6. Intangible Assets and Goodwill, page F-17

3. We note from your response to our prior comment 6 that the language referring to the Gameshark acquisition was inadvertently included in your disclosure. However, we do not believe that your response adequately addresses our previous comment. Please provide us details of the nature of this $4.8 million adjustment to goodwill and accumulated comprehensive other income and explain to us how the amount of the adjustment was determined or calculated.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (619) 683-9829